CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, New York 10153

January 21, 2015

BY EMAIL

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107
Attention: Gracia C. Martore, President & Chief Executive Officer

Dear Gracia,
As you know, I steadfastly believe that shareholders, as owners of a business, deserve the right to decide if a bid for that business is adequate, and I am extremely wary of the mechanisms boards of directors and management often use to entrench themselves to the detriment of shareholders.  Just imagine if the CEO of a family-owned business could hide an unsolicited offer from the owners of that business, thereby denying the family the opportunity to assess how an interested third-party values their firm.  It is similarly absurd to me that boards and management teams at U.S. public companies can unilaterally implement defensive devices that deny owners the ability to decide if they want to sell at a premium.
As I am sure you can imagine, I was very pleased with your announcement last August that Gannett planned to separate into two publicly traded companies.  But I am concerned about decisions the Gannett board may make now in anticipation of the spin-off that could prevent stockholders of both companies from realizing the highest value for their shares.  After Gannett completes the spin-off, both the publishing company and the broadcasting and digital company will be comprised of extremely valuable assets, and, as others in their industries look to consolidate, I would not be surprised if either company became the target of a takeover attempt.  If this occurs, the shareholders – the true owners of the company – should have the full and only right to decide whether or not to accept the offer.  That is why I have notified you today of my intention to bring proposals at the annual meeting recommending the board take the following actions related to corporate governance at both companies:
•	Adopt a charter provision opting out of Section 203 of the Delaware General Corporation Law;

•
Adopt a charter provision stating that the board may not adopt a poison pill without the affirmative vote of the holders of at least a majority of the outstanding shares of the company's common stock, except in response to a hostile tender offer (and then any such pill should be limited in duration to 90 days (the 90 days would give the company the opportunity to convince shareholders not to tender if they wish to and/or to find a higher bidder, but if the company grants such higher bidder due diligence and/or other favorable access, then the company should do the same for the initial hostile bidder));

•
Adopt a charter provision stating that the board may not approve a classified board structure without the affirmative vote of the holders of at least a majority of the outstanding shares of the company's common stock;

•	Adopt a charter provision permitting shareholders to act by written consent of the holders of at least a majority of the outstanding shares; and

•
Adopt a charter provision permitting the holders of at least 10% of the outstanding shares to call special meetings of shareholders (and at that meeting the affirmative vote of the holders of at least a majority of the outstanding shares would be necessary to change the composition of the board).

It is my belief that these proposals are an important first step towards protecting Gannett shareholders, preserving their rights and making it simpler for either company to be acquired if shareholders wish to see this effectuated.
Additionally, I believe that to ensure good corporate governance and accountability large shareholders should have the right, if they so wish, to have direct representation on the board of directors.  The fact that they don't is, in my opinion, the main reason why family companies by and large do so much better than public companies.  Therefore, I have also notified you today of my intention to nominate each of Michael Dornemann and Courtney Mather to the Gannett board of directors. Mr. Dornemann has over 30 years of management consulting, corporate development, strategic advisory and media experience.  He achieved tremendous success at Bertelsmann AG, where he built the largest private television company in Europe and grew revenue for the music group by more than 6x, and he has been an integral contributor to the success of Take-Two Interactive since 2007.  Mr. Mather, on the other hand, has extensive experience in finance and substantial knowledge of capital markets and M&A strategy, having most recently served as a Managing Director at Goldman, Sachs & Co.  He would be a tremendous resource during the spin-off process, helping to prepare both post-spin companies for life in rapidly changing industries.
I have no doubt that the currently combined Gannett, and both the stand-alone publishing company and stand-alone broadcasting and digital company, would benefit greatly from having our representatives on the board.  As of the market close yesterday, Gannett's stock is down over 8% from the date you announced the spin-off.  I believe this is a result of the company's failure to adequately explain to investors the capital structure, debt capacity and business strategy for each of the post-spin companies.  There has been a particular lack of clarity with respect to the publishing business, which we believe results in a fundamental misunderstanding of that company's future prospects.  I believe Mr. Dornemann and Mr. Mather would provide the substantive insight necessary for the Gannett directors to better consider how to structure and communicate the spin process.
We have spoken with many large Gannett shareholders since we first announced our position. Everyone seemed please by the company's spin-off announcement, but many expressed dissatisfaction with the company's governance profile and poor communication with the market.  We believe that many of these shareholders will be supportive of our proposals and our director nominees, but we would prefer to work collaboratively with you and your board to find a mutually satisfactory solution to our concerns rather than engaging in a costly and distracting proxy fight.  I hope that the notice we provided today is just the first step towards beginning a dialogue with your team.
.
Sincerely yours,

Carl C. Icahn

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SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF GANNETT CO., INC. FOR USE AT ITS 2015 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF GANNETT CO., INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A RELATING TO GANNETT CO., INC. FILED BY CARL C. ICAHN WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 2015 (THE "SCHEDULE 14A").  EXCEPT AS OTHERWISE DISCLOSED IN THE SCHEDULE 14A, THE PARTICIPANTS HAVE NO INTEREST IN GANNETT CO., INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK, $1 PAR VALUE, OF GANNETT CO., INC., AS DISCLOSED IN THE SCHEDULE 14A, AS MAY BE AMENDED FROM TIME TO TIME.  THE SCHEDULE 14A, AS MAY BE AMENDED FROM TIME TO TIME, IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.